SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-50876

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Naugatuck Valley Savings and Loan Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financial statements are filed herewith as Appendix I.

APPENDIX I
FINANCIAL STATEMENTS

Naugatuck Valley Savings and Loan Employee Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2008

The Naugatuck Valley Savings and Loan Employee Savings Plan

<u>Form 5500 – Accountant's Report</u>

E.I.N. 06-0465350
Plan Number 002

Financial Statements and Schedule
December 31, 2008

<u>The following financial information is submitted herewith:</u>

<u>Page</u>

* Other supplemental schedules required by 29 CFR 2520 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not required or not applicable.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Naugatuck Valley Savings and Loan Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We were not engaged to perform an audit over the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

The statement of net assets available for benefits as of December 31, 2007 and the related statements of changes in net assets available for benefits for each of the years ended December 31, 2007 and 2006, were compiled by us. We did not audit or review those financial statements and, accordingly, express no opinion or other form of assurance on them.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
July 22, 2009

The Naugatuck Valley Savings and Loan Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
		(Unaudited)
Assets		
Investments at fair value	$ 2,151,633	$ 2,611,192
Participant loans	72,228	83,173
Contributions receivable from participants	-	6,001
Net assets available for benefits at fair value	2,223,861	2,700,366
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,364)	49,380
Net assets available for benefits	$ 2,205,497	$ 2,749,746

The accompanying notes are an integral part of these financial statements.

The Naugatuck Valley Savings and Loan Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31, 2008	2007	2006
		(Unaudited)	
Additions to net assets attributable to:			
Investment Income (Loss):			
Interest and dividends	$ 8,144	$ 5,893	$ 5,082
Interest on loans to participants	6,698	4,606	2,644
Net (depreciation) appreciation in fair value of investments	(1,028,387)	(44,595)	257,354
Total investment income (loss)	(1,013,545)	(34,096)	265,080
Contributions:			
Participants	360,495	337,776	295,525
Employer match	188,075	164,921	144,865
Rollovers	10,460	-	69,110
Total contributions	559,030	502,697	509,500
Total additions	(454,515)	468,601	774,580
Deductions from net assets attributable to:			
Distributions	89,135	55,475	19,686
Administrative and other expenses	600	1,075	425
Total deductions	89,735	56,550	20,111
Net (decrease) increase	(544,250)	412,051	754,469
Net assets available for benefits			
Beginning of year	2,749,746	2,337,695	1,583,226
End of year	$ 2,205,496	$ 2,749,746	$ 2,337,695

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of The Naugatuck Valley Savings and Loan Employee Savings Plan (the "Plan") provides only general provisions of the Plan. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering eligible employees of Naugatuck Valley Savings and Loan, or the Naugatuck Valley Mortgage Servicing Corp., its wholly-owned subsidiary (collectively, the "Bank"), a subsidiary of Naugatuck Valley Financial Corporation, a bank holding company (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Administration
The Bank is the Sponsor and Plan Administrator of the Plan. The Plan's Trustees are ING Life Insurance and Annuity Company ("ING") along with three members of management of the Bank who are responsible for the safekeeping of the trust fund. The trust fund will be the medium used for the accumulation of assets from which benefits will be distributed. ING serves as the record keeper for the Plan, and is responsible for the execution of all investment transactions.

Eligibility
An employee who has been employed by the Bank for six months and is at least 21 years old is eligible to participate in the Plan, and can elect to participate in the Plan on the first day of January or July after meeting the eligibility requirements. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service ("IRS") defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan. Participants may enter the Plan on the earlier of the first day of the Plan Year, or the first day of the seventh month of the Plan Year coinciding with or next following the date in which they meet eligibility requirements.

Employer Matching Contributions
Each year the Bank may make a matching contribution equal to a uniform discretionary percentage of a participant's elective salary deferrals. All plan participants are eligible to share in the matching contribution regardless of the amount of service completed during the plan year. In addition, the Bank may make a discretionary profit sharing contribution. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year.

Each year, on behalf of each non-highly compensated participant, the Bank may make a discretionary Qualified Non-Elective Contribution ("QNEC") contribution equal to a uniform percentage of the participants' compensation. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year. Participants will share in the QNEC contribution for the year regardless of the number of hours of service credited in the year of their death, disability, or retirement.

Participant Accounts
Each participant account is credited with participant contributions, any matching contributions and Plan earnings based on allocations as defined under the Plan. A participant is entitled to the benefit that can be provided from the participant's vested account balance. Participants may direct the investment of their accounts into one of several investment options offered under the Plan.

1. Description of the Plan – *(Continued)*

Vesting
Under the Plan, a participant is fully vested at all times with respect to amounts attributable to their salary deferrals and QNEC contributions. With respect to participants' amounts attributable to matching contributions and discretionary profit sharing, the vested percentage is based on vesting years of service. Participants become 20% vested after 2 years, 40% vested after 3 years, 60% vested after 4 years, 80% vested after 5 years, and 100% vested after 6 years. A participant will also be fully vested at the time of early retirement if the participant has attained the age of 55 and has completed at least 5 years of service. Upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits
A participant may apply to the Plan to withdraw amounts from their account if they are over 59 ½ years old or upon termination of service. In addition, a participant may apply for a withdrawal in the event of hardship or may receive minimum required distributions upon reaching the age of 70 ½ . Hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

If married on the date benefits are to begin, the participant automatically receives a joint and 50% survivor annuity unless an alternative form of payment is elected. It is possible to elect a joint and 75%, or joint and 100% survivor annuity instead of the standard joint and 50% survivor annuity. If single on the date benefits are to begin, the participant automatically receives a life annuity unless an alternative form of payment is elected.

Upon termination of service, if the participant's vested benefit under the Plan has a balance of less than $5,000, then a single lump-sum payment will be made as soon as practical following the event that entitles the participant to a distribution. If a participant's vested benefit under the Plan exceeds $5,000, the participant (and spouse, if married) must consent to the distribution before it may be made. Also, if the distribution is to be received in any form other than an annuity payment, the participant (and spouse, if married) must first waive the annuity form of payment.

Loans to Participants
Participants may make an application to the Plan administrator for a loan at any time. Loan amounts range from a minimum of $1,000 to a maximum of $50,000, not to exceed one-half of the participants' vested interest. The loans are collateralized by the participant's vested account balance and generally bear a fixed interest rate based on the current interest rate on comparable loans as of the loan origination date. Principal and interest is paid through monthly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document. If a participant becomes entitled to a distribution from the Plan (except in the case of a hardship distribution) the participant's loan becomes due and payable in full immediately.

Forfeited Accounts
At December 31, 2008 and 2007 forfeited nonvested accounts totaled $8,377 and $8,089 respectively. These amounts may be used to reduce future employer contributions, or to pay Plan expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (" GAAP") and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

As required by GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by GAAP, the Statement of Net Assets Available for Benefit presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefit is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments and Income Recognition
Investments are recorded at fair value as determined using prices as discussed in Note 3. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Earnings from the funds are re-invested and added to the cost basis of the funds. Participant loans are recorded at cost, which approximates fair value.

Benefit Payments
Benefit payments are recorded when paid.

Administrative Expenses
The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Expenses paid by the Plan consist of administrative and distribution fees. Loan processing fees are charged to participant accounts. Administrative expenses of $11,370, $12,257, and $11,227 were paid by the Bank on behalf of the Plan for the years ended December 31, 2008, 2007 and 2006, respectively.

Risks and Uncertainties
The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

3. Fair Value Measurement

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), Fair Value Measurements, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No.157 are described as follows:

Basis of Fair Value Measurement –

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity)

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument. Participant loans are valued at amortized cost, which approximates fair value.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Plan.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2008 and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 1,391,743	$ 1,391,743	$ -	$ -
Naugatuck Valley Financial Corp. Company Stock Fund	341,305	-	341,305	-
Participant loans	72,228	-	-	72,228

3. Fair Value Measurement – *(Continued)*

The following table details assets measured at fair value on a recurring basis at December 31, 2008 for which the Plan utilized Level 3 inputs to determine fair value:

Balance, beginning of year	$	83,173
Transfers in		-
Advances, payments, and forfeitures, net		(10,945)
Balance, end of year	$	72,228

4. Investments

As of December 31, 2008, the fair values of individual investments that represented 5% or more of the Plan's total net assets were:

		December 31, 2008
ING Fixed Accout 5E	$	418,584
Naugatuck Valley Financial Corp. Company Stock Fund		341,305
Fidelity VIP Contrafund Portfolio-I		144,591
ING PIMCO Total Return Portfolio		122,050

During 2008 and 2007, investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	December 31, 2008	December 31, 2007
Net Assets:		
Mutual Funds	$ (755,868)	$ 115,749
Common Stock	(272,519)	(160,345)
Net depreciation	$ (1,028,387)	$ (44,596)

5. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the Form 5500 as of December 31:

(In thousands)	2008	2007
Net assets available for benefits per the financial statements	$2,205,497	$2,749,746
Contributions receivable from participants	-	(6,001)
Net assets available for benefits per Form 5500	$2,205,497	$2,743,745

6. Transactions with Related Parties

The Company Stock Fund available as an investment option to participants includes shares of common stock issued by the Company. ING is one of the trustees as defined by the Plan and, therefore, transactions with ING qualify as party-in-interest transactions. ING administers participant directed investments in various investment options as designated by the participants. The Bank controls and manages the operation and administration of the Plan, and three members of the Bank's management are Trustees of the Plan. No officers or employees of the Bank receive compensation from the Plan. Participant loans also qualify as party-in-interest transactions.

7. Federal Income Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor's opinion letter from the Internal Revenue Service dated November 7, 2001. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In 2008 the Plan made an in-service distribution to a participant who was not eligible to receive this type of distribution. The Plan Administrator sought legal counsel and has been advised that this operational defect does not qualify as a prohibited transaction. The Plan is currently taking remedial actions under ERISA to correct the matter, and expects the issue to be corrected in the 2009 Plan year. The operational defect did not have a material impact on the statement of net assets of the Plan for the year ended December 31, 2008. The Plan Administrator believes, on the advice of legal counsel, that the operational defect will not have an adverse effect on the tax status of the Plan.

8. Plan Termination

The Bank may terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan's net assets after payment of all liabilities and expenses. As of December 31, 2008 the Plan had not expressed an intention to terminate and the Bank expects to continue the Plan indefinitely.

9. Subsequent Events

In a resolution dated March, 17, 2009, the Plan Sponsor terminated ING as the trustee and record keeper of the Plan and appointed The Newport Group as the new record keeper and Alliance Trust Company as the new trustee of the Plan, all to become effective as of April 1, 2009. Effective as of April 1, 2009, Alliance Trust Company replaced ING as trustee of the Plan.

The Naugatuck Valley Savings and Loan Employee Savings Plan

EIN 06-0465350 Plan 002

Form 5500, Schedule H, Part IV, Item 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost	(e) Current Value
*	ING Life Insurance and Anuity Company	ING VP Money Market Portfolio	**	$ 49,094
	American Funds	Europacific Growth Fund	**	96,736
	American Funds	New Perspective Fund	**	58,484
	American Funds	The Growth Fd of America	**	100,692
	American Funds	The Income Fd of America	**	12,333
	American Funds	Washington Mutual Invest	**	42,297
	Fidelity Funds	Fidelity Adv Mid Cap Fund	**	7,387
	Fidelity Funds	Fidelity VIP Contrafund Port-I	**	144,591
	Franklin/Templeton	Eaton Vance Lg Cap Value $	**	101,302
	Franklin/Templeton	Franklin Small Cap Val SecFd-C	**	40,997
	Franklin/Templeton	Pioneer High Yld Fnd - Class Y	**	17,781
*	ING Life Insurance and Anuity Company	ING Baron Sm Cap Gr Port	**	83,299
*	ING Life Insurance and Anuity Company	ING Fixed Accout 5E	**	400,220
*	ING Life Insurance and Anuity Company	ING PIMCO Total Rtn Port	**	122,050
*	ING Life Insurance and Anuity Company	ING Rusel Large Cap Indx CI I	**	57,627
*	ING Life Insurance and Anuity Company	ING Solution 2025 Port-Adv	**	17,719
*	ING Life Insurance and Anuity Company	ING Solution 2035 Port-Adv	**	58,889
*	ING Life Insurance and Anuity Company	ING Solution 2045 Port-Adv	**	21,637
*	ING Life Insurance and Anuity Company	ING Solution Income Port-Adv	**	10,315
*	ING Life Insurance and Anuity Company	ING T.Rowe Pr Gr Eq Port	**	60,108
*	ING Life Insurance and Anuity Company	ING VP Intl Value Port	**	38,676
*	ING Life Insurance and Anuity Company	ING Strategic Alloc Gr	**	72,083
*	ING Life Insurance and Anuity Company	ING VP Stratgic Aloc Con Ptf-S	**	23,677
*	ING Life Insurance and Anuity Company	ING VP Stratgic Aloc Mod Ptf-I	**	80,177
	River Source	RiverSource Mid Cap ValFd-CR4	**	73,792
*	Naugatuck Valley Financial Corp.	Company Stock Fund	**	341,305
*	Various plan participants	Participant loans, various terms collateralized by vested account balance, interest rates ranging from 5.00% to 7.00%	-	72,228
		Total		$ 2,205,496

* Indicates party-in-interest

** Cost information is not required for participant-directed funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: August 3, 2009

Naugatuck Valley Savings and Loan Employee Savings Plan

Barbara A. McFadden

Plan Administrator

US2008 7814351

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated July 22, 2009, with respect to the financial statements and the supplemental schedule of the Naugatuck Valley Savings and Loan Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
August 3, 2009